FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of February 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: February 23, 2012

Table of Contents

Press release February 23, 2012

Not for distribution to U.S. newswire services or for dissemination in the United States.

Any failure to comply with this restriction may constitute a violation of U.S. securities laws.

CLOSING OF A $5,000,000 FLOW-THROUGH SHARE PRIVATE PLACEMENT

Virginia Mines Inc. (“Virginia”) announces that it has completed the private placement announced on February 2, 2012, which consisted of the issue by Virginia of 326,797 flow-through common shares (the "Flow-Through Shares") at a price of $15.30 per Flow-Through Share, which price represents a 60% premium to the volume weighted average trading price of the common shares of Virginia for the 10 day period ended February 22, 2012. The Offering resulted in gross proceeds of CA$5,000,000 to Virginia.

National Bank Financial Inc. acted as lead agent and received a commission equal to 6% of the gross proceeds of the Offering. The Flow-Through Shares are subject to a four month hold period.

Proceeds from the Offering will be used to fund exploration work on Virginia’s numerous projects.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $43.6 million as at November 30, 2011, and 31,555,243 shares issued and outstanding as at February 22, 2012. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol “VGQ”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.